Exhibit 99.3

KANZHUN LIMITED Announces Upsizing and Extension of Share Repurchase Program

BEIJING, Aug. 20, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced the upsizing and extension of its share repurchase program.

As previously announced, the Company established a share repurchase program on August 29, 2024, whereby the Company was authorized to repurchase up to US$150 million of its shares (including in the form of American depositary shares (“ADS”)) for a 12-month period. On August 20, 2025, the Company’s board of directors approved amendments to its existing share repurchase program, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including ADSs) during the extended 12-month period.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED
Investor Relations
Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS
Email: kanzhun@tpg-ir.com